EXHIBIT 99.4

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT, dated September 9, 2025 (this “Agreement”), is made and entered into between Anglo American plc, a public limited company incorporated under the laws of England and Wales with registered address 17 Charterhouse Street London, EC1N 6RA, United Kingdom (“Adam”), and the undersigned shareholder (“Shareholder”) of Teck Resources Limited, a corporation existing under the laws of Canada with registered address Suite 3300, Bentall 5 550 Burrard Street, Vancouver, British Columbia, Canada V6C 0B3 (“Thor”). Adam and Shareholder each is referred to individually as a “Party” and collectively as the “Parties.”

RECITALS

A.	Concurrently with the execution of this Agreement, Adam and Thor are entering into an Arrangement Agreement, dated September 9, 2025 (as amended, supplemented or otherwise modified from time to time, the “Arrangement Agreement”), pursuant to which Adam and Thor will combine their respective businesses on a “merger of equals” basis by way of a statutory Plan of Arrangement pursuant to the CBCA, subject to the Arrangement Agreement’s terms and conditions;
B.	As of immediately before the execution of this Agreement, Shareholder is the beneficial owner of, or directly or indirectly exercises control or direction over, 288,880 Thor Class A Shares, as set forth opposite Shareholder’s name on Schedule I (all such Thor Class A Shares, irrespective of whether actually set forth on Schedule I, collectively, the “Existing Shares”); and
C.	As a condition and inducement to Adam’s and Thor’s willingness to enter into the Arrangement Agreement, Shareholder has agreed to enter into this Agreement.

NOW THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound by this Agreement, the Parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1        Defined Terms. The following terms, as used in this Agreement, will have the meanings specified in this Section 1.1. Capitalized terms used but not otherwise defined in this Agreement will have the meanings in the Arrangement Agreement.

“Covered Shares” means, with respect to Shareholder, (1) Shareholder’s Existing Shares and (2) any Thor Class A Shares and any Securities convertible into or exercisable or exchangeable for Thor Class A Shares, in each case that Shareholder acquires record or beneficial ownership of, or otherwise obtains the power to directly or indirectly exercise control or direction over, in the case of this clause (2), after the execution of this Agreement and prior to the termination of this Agreement in accordance with its terms.

“Permitted Transfer” means: (a) if Shareholder is an individual, any Transfer (i) to any member of Shareholder’s immediate family, or to a trust for the benefit of only Shareholder or any member of Shareholder’s immediate family and of which Shareholder is a trustee, (ii) by will, intestacy or other similar applicable Law upon Shareholder’s death or (iii) to any affiliate of Shareholder; (b) if Shareholder is a corporation, public limited company, partnership, limited liability company or other type of similar entity, any Transfer (i) to one or more partners, members or equityholders of Shareholder or (ii) to any affiliate of Shareholder; or (c) Transfers pursuant to the Arrangement in accordance with the applicable terms of the Arrangement Agreement; provided that, in the case of any Transfer in the foregoing clauses (a) or (b), as a precondition to such Transfer, the transferee agrees in writing to be bound by each of the terms of, and to assume all of the obligations of Shareholder under, this Agreement by executing and delivering a joinder agreement in form and substance reasonably acceptable to Adam (a “Joinder”).

“Security” has the meaning set forth in the Securities Act (Ontario).

“Transfer” means (a) any direct or indirect offer, sale, assignment, encumbrance, pledge, hypothecation, disposition, or other transfer (by operation of law or otherwise), either voluntary or involuntary, or entry into any option, put, call, derivative or other Contract, arrangement or understanding with respect to any current or future offer, sale, assignment, encumbrance, pledge, hypothecation, disposition or other transfer (by operation of law or otherwise) of any Covered Shares or any interest in any Covered Shares (in each case other than this Agreement or the Arrangement Agreement), (b) the deposit of any Covered Shares into any voting trust or similar arrangement, the entry into any voting agreement or arrangement (other than this Agreement and except for customary arrangements with Shareholder’s prime broker and/or custodian for the sole purpose of holding such Covered Shares for Shareholder’s account) with respect to any Covered Shares or the grant of any proxy or power of attorney (other than this Agreement and except for customary arrangements with Shareholder’s prime broker and/or custodian for the sole purpose of holding such Covered Shares for Shareholder’s account) with respect to any Covered Shares, or (c) any contract or commitment (whether or not in writing) to take any action referred to in the foregoing clauses (a) or (b) above.

ARTICLE II

VOTING AGREEMENT

Section 2.1        Agreement to Vote.

(a)        Shareholder irrevocably and unconditionally agrees that, during the term of this Agreement, at the Thor Meeting and at any other meeting of the Thor Shareholders, however called, including any adjournment or postponement of such meeting, and in connection with any written consent of the Thor Shareholders, Shareholder shall, in each case to the fullest extent that the Covered Shares are entitled to vote or consent, or in any other circumstance in which the vote, consent or other approval of the Thor Shareholders is sought:

(i)        appear, in person or by proxy, at each such meeting or otherwise cause all of Shareholder’s Covered Shares to be counted as present for purposes of calculating a quorum; and

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(ii)        vote (or cause to be voted), in person or by proxy, or if applicable deliver (or cause to be delivered) a written consent covering, all of Shareholder’s Covered Shares:

(1)        in favor of the Arrangement Resolution and the Arrangement and the Transactions;

(2)        in favor of any proposal to postpone or adjourn a meeting of the Thor Shareholders to solicit additional proxies to seek the Thor Shareholder Approval made in accordance with the terms of the Arrangement Agreement;

(3)        against any Acquisition Proposal; and

(4)        against any other action, agreement or transaction that is intended to, or would reasonably be expected to impede, impair, interfere with, materially delay, materially postpone or materially and adversely affect the Arrangement or the other Transactions or this Agreement or the performance by Shareholder of his, her or its obligations under this Agreement, including: (A) any action, agreement or transaction that would reasonably be expected to result in any condition to the consummation of the Arrangement or other Transactions not being satisfied; or (B) other than the Arrangement, any extraordinary corporate transaction, including any merger, consolidation or other business combination involving Thor or any of its Subsidiaries, any sale, lease or transfer of a material portion of the assets of Thor or any Subsidiary of Thor or any reorganization, recapitalization or liquidation of Thor or any Subsidiary of Thor that would reasonably be expected to impede, impair, interfere with, materially delay, materially postpone or materially and adversely affect the Arrangement or the other Transactions or this Agreement.

(b)        Any vote required to be cast or consent required to be executed pursuant to this Section 2.1 shall be cast or executed in accordance with the applicable procedures to ensure that it is duly counted for purposes of determining that a quorum is present (if applicable) and for purposes of recording the results of that vote or consent.

(c)        No later than ten (10) Business Days prior to the date of the Thor Meeting, Shareholder shall deliver or cause to be delivered in accordance with the instructions set out in the Thor Circular (A) if Shareholder is the holder of record of any Covered Shares, a duly executed proxy or proxies in respect of the Covered Shares to the persons indicated in Thor’s form of proxy for the Thor Meeting directing the holder of such proxy or proxies, as applicable, to vote such Covered Shares at the Thor Meeting in favor of the Arrangement Resolution, and/or (B) if Shareholder is the beneficial owner but not the holder of record of any Covered Shares, a voting instruction form or forms to the intermediary through which it holds its beneficial interest in such Covered Shares instructing that such Covered Shares be voted at the Thor Meeting in favor of the Arrangement Resolution and/or any matter necessary for the completion of the Transaction. Shareholder shall promptly provide a copy of such proxy or proxies and/or voting instruction form or forms to Adam and, in the case of voting instruction form or forms, to Thor.

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Section 2.2        No Inconsistent Agreements. Shareholder severally represents, covenants and agrees that, except for this Agreement, Shareholder (a) has not entered into, nor shall enter into at any time while this Agreement remains in effect, any voting agreement, voting trust or similar arrangement or understanding with respect to any Covered Shares and at any time while this Agreement remains in effect shall not enter into any other voting agreement, voting trust or similar agreement or understanding with respect to any Covered Shares, (b) has not given, and shall not give at any time while this Agreement remains in effect, any voting instructions or authorities in any manner inconsistent with Section 2.1 with respect to any Covered Shares and (c) has not taken, nor shall take at any time while this Agreement remains in effect, any action that would violate or conflict with Shareholder’s covenants and obligations under this Agreement, including the granting of any proxy (except in accordance with Section 2.1(c) or in connection with Thor’s annual meeting of shareholders).

ARTICLE III

OTHER COVENANTS

Section 3.1        Restrictions on Transfers. Shareholder agrees that, during the period between the date of this Agreement until the termination of this Agreement in accordance with Section 5.1 (the “Voting Period”), Shareholder shall not, directly or indirectly, Transfer, offer to Transfer, or consent to a Transfer of, any Covered Shares or any beneficial ownership interest or any other interest in any Covered Shares, unless such Transfer is a Permitted Transfer and, in the case of any Permitted Transfer described in clauses (a) or (b) of the definition thereof, such transferee has executed and delivered a Joinder. Any Transfer or attempted Transfer of any Covered Shares in violation of this Agreement shall be null and void and treated as if such Transfer never occurred. If any involuntary Transfer of any Covered Shares occurs (including, if applicable, a sale by Shareholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used in this Agreement, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Covered Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until the valid termination of this Agreement in accordance with Section 5.1.

Section 3.2        No Solicitation. From the date of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated in accordance with Section 5.1, Shareholder shall not, and shall cause its Representatives to not, directly or indirectly, take any action that Thor would then be prohibited from taking under Article 6 [Covenants Regarding Non-Solicitation] of the Arrangement Agreement, subject to Section 6.15. For the avoidance of doubt, any actions permitted by a director or officer of Thor under Article 6 [Covenants Regarding Non-Solicitation] of the Arrangement Agreement shall not be restricted under this Section 3.2.

Section 3.3        Waiver of Dissent Rights; Litigation. Shareholder irrevocably and unconditionally waives, and agrees not to exercise, assert or perfect (or attempt to exercise, assert or perfect), any Dissent Rights. Shareholder agrees not to commence, join in, knowingly facilitate, knowingly assist or knowingly encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Adam,

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Thor or any of their respective successors or Representatives alleging a breach of any fiduciary duty of any Person in connection with the evaluation, negotiation or entry into the Arrangement Agreement or consummation of the Arrangement or other Transactions.

Section 3.4        Dividends, Distributions, Etc. In the event of a stock split, reverse stock split, stock dividend or distribution, or any change in the Thor Class A Shares by reason of any recapitalization, combination, reclassification, exchange of Securities or similar transaction, the terms “Existing Shares” and “Covered Shares” shall be deemed to refer to and include all such stock dividends and distributions and any Securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

Section 3.5        Additional Securities. If Shareholder acquires record or beneficial ownership of, or otherwise obtains the power to directly or indirectly exercise control or direction of, any Thor Class A Shares or any Securities convertible or convertible into or exercisable or exchangeable for Thor Class A Shares, in each case, during the Voting Period, Shareholder shall promptly notify Adam in writing, indicating the number and type of such Securities acquired.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

Section 4.1        Representations and Warranties of Shareholder. Shareholder represents and warrants to Adam as follows:

(a)        Organization. Shareholder, to the extent Shareholder is an entity, is duly organized and validly existing under the Laws of the jurisdiction of its incorporation, formation or organization, as applicable.

(b)        Authority; Execution and Delivery; Enforceability. If Shareholder is not a natural person, (i) Shareholder has all necessary corporate or other entity power and authority to execute, deliver and perform its obligations under this Agreement and (ii) the execution, delivery and performance by Shareholder of this Agreement and the compliance by Shareholder with each of its obligations in this Agreement have been duly and validly authorized by all necessary corporate or other entity action on the part of Shareholder. If Shareholder is a natural person, Shareholder has full legal capacity, right and authority to execute, deliver and perform Shareholder’s obligations under this Agreement. Shareholder has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Adam of this Agreement, this Agreement constitutes Shareholder’s legal, valid and binding obligation, enforceable against Shareholder in accordance with its terms, except that (A) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (B) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(c)        Ownership of Thor Shares. As of the date of this Agreement, Shareholder is the sole beneficial owner and sole owner of record of the Existing Shares set forth opposite such

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Shareholder’s name on Schedule I, free and clear of any Liens and free of any other limitation or restriction (including any limitation or restriction on the right to vote, sell or Transfer such Existing Shares) other than this Agreement and any limitations or restrictions imposed under applicable securities Laws or the Constating Documents of Thor, and such Existing Shares constitute all of the Thor Class A Shares beneficially owned or owned of record by Shareholder on and as of such date. All of the Covered Shares owned by Shareholder during the Voting Period will be solely beneficially owned and owned of record by Shareholder except to the extent such Covered Shares are transferred after the date of this Agreement pursuant to a Permitted Transfer in accordance with the applicable terms of this Agreement or pursuant to the Arrangement in accordance with the applicable terms of the Arrangement Agreement. Shareholder has, and will have at all times through the Voting Period, sole voting power (including the right to control such vote as contemplated in this Agreement), sole power of disposition, sole power to issue instructions with respect to the matters set forth in Article II, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of Shareholder’s Existing Shares and with respect to all of the Covered Shares beneficially owned by Shareholder.

(d)        No Conflicts. Neither the execution and delivery of this Agreement by Shareholder nor compliance by Shareholder with any of the terms or provisions of this Agreement will (i) with respect to Shareholder that is not a natural person, violate any provision of the certificate of incorporation, bylaws, or other organizational or governing documents of Shareholder, (ii) conflict with or violate any Law applicable to Shareholder or by which any of Shareholder’s properties or assets are bound or affected, (iii) violate, conflict with, result in any breach of any provision of, or loss of any benefit under, constitute a default (with or without notice or lapse of time, or both) under, give rise to any right of termination, acceleration or cancellation under, or require the consent of, notice to, or filing with any third Person pursuant to any terms or provisions of any Contract to which Shareholder is a party or by which any Covered Shares is bound or affected, or result in the creation of any Lien (other than other than this Agreement and any limitations or restrictions imposed under applicable securities Laws or the Constating Documents of Thor) upon any Covered Shares, except, in the case of the foregoing clauses (ii) or (iii), for such violations as, individually or in the aggregate, would not reasonably be expected to materially impair Shareholder’s ability to perform his, her or its obligations under this Agreement on a timely basis.

(e)        Consents and Approvals. The execution, delivery and performance by Shareholder of this Agreement do not and will not require any consent of, or filing with, any Governmental Entity (excluding filings with EDGAR or SEDAR+ under applicable securities Laws and applicable Laws).

(f)        Legal Proceedings. There are no proceedings pending, or to the knowledge of Shareholder, threatened against Shareholder or any of the Existing Shares or (with respect to a Shareholder that is not a natural person) any of the officers, directors or similar controlling persons of Shareholder, except, in each case, for those that, individually or in the aggregate, would not reasonably be expected to materially impair Shareholder’s ability to perform Shareholder’s obligations under this Agreement on a timely basis. Neither Shareholder nor any of the Existing Shares is or are subject to any order by a Governmental Entity, except for those that, individually or in the aggregate, would not reasonably be expected to materially impair Shareholder’s ability to perform his, her or its obligations under this Agreement on a timely basis.

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Section 4.2        Representations and Warranties of Adam. Adam represents and warrants to Shareholder as follows:

(a)        Organization. Adam is duly incorporated or formed, validly existing and in good standing under the Laws of its jurisdiction of incorporation, formation or continuance.

(b)        Authority; Execution and Delivery; Enforceability. Adam has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement. The execution, delivery and performance by Adam of this Agreement and the compliance by Adam with each of its obligations in this Agreement have been duly and validly authorized by all necessary corporate action on the part of Adam. Adam has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by each Shareholder of this Agreement, this Agreement constitutes Adam’s legal, valid and binding obligation, enforceable against it in accordance with its terms, except that (A) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (B) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(c)        No Conflicts. Neither the execution and delivery of this Agreement by Adam nor compliance by Adam with any of this Agreement’s terms or provisions will (i) violate any provision of Adam’s Constating Documents, (ii) conflict with or violate any Law applicable to Adam or by which any of Adam’s properties or assets are bound or affected, (iii) violate, conflict with or result in any breach of any provision of, or result in the loss of any benefit under, or constitute a default (with or without notice or lapse of time, or both) under, give rise to any right of termination, acceleration or cancellation of or require the consent of, notice to or filing with any third Person pursuant to any of the terms or provisions of any Contract to which Adam is a party or by which any property or asset of Adam is bound or affected, or result in the creation of any Lien (other than any Permitted Lien) upon any of Adam’s properties or assets, except, in the case of the foregoing clauses (ii) or (iii), for such violations as, individually or in the aggregate, would not reasonably be expected to materially impair Adam’s ability to perform its obligations under this Agreement on a timely basis.

ARTICLE V

TERMINATION

Section 5.1        Termination. This Agreement shall terminate upon the earliest to occur of (a) with respect to Shareholder, the termination of this Agreement by the written consent of Adam and Shareholder; (b) the Arrangement Agreement’s valid termination in accordance with its terms prior to the Effective Time; (c) the Effective Time; (d) a Thor Change in Recommendation in accordance with the terms of the Arrangement Agreement; and (e) with respect to Shareholder, by written notice by Shareholder to Adam if, without the prior written consent of Shareholder, the Arrangement Agreement is amended, modified or waived in any manner that would result in a decrease in the amount, or a change in the form (excluding any change in the form or structure, but not the amount or value, of the Exchangeable Shares in accordance with the terms of the

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Arrangement Agreement), of Consideration to be received by Shareholder pursuant to the existing terms of the Arrangement Agreement (including the Plan of Arrangement). If this Agreement is terminated in accordance with this Section 5.1, this Agreement shall become void and have no effect, and there shall not be any liability or obligation on the part of any Party, other than this Section 5.1 and Article VI, which provisions shall survive such termination; provided that the foregoing shall not relieve any Party of any liability for any breach of this Agreement prior to such termination.

ARTICLE VI

MISCELLANEOUS

Section 6.1        Publication. Shareholder (i) consents to and authorizes the publication and disclosure by Adam and Thor in any press release, reasonably determined to be necessary or advisable in connection with the Arrangement or any other transactions contemplated by the Arrangement Agreement or this Agreement, the Adam Circular, the Thor Circular or other disclosure document required in connection with the Arrangement Agreement or the Transactions, his, her or its identity and ownership of Thor Shares, a copy of this Agreement and/or a description of the nature of his, her or its commitments, arrangements and understandings pursuant to this Agreement and such other information required in connection with such publication or disclosure (“Shareholder Information”), and (ii) agrees to reasonably cooperate with Adam or Thor in connection with such filings, including providing Shareholder Information requested by Adam or Thor. As promptly as practicable, Shareholder shall notify Adam of any required corrections with respect to any Shareholder Information supplied by Shareholder, if and to the extent such Shareholder becomes aware that any such Shareholder Information shall have become false or misleading in any respect.

Section 6.2        No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Adam any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to Shareholder, and Adam shall have no authority to direct Shareholder in the voting or disposition of any Covered Shares, except as otherwise provided in this Agreement.

Section 6.3        Further Assurances. Each Party agrees that it shall use reasonable best efforts to take, or cause to be taken, all actions necessary, proper or advisable to give effect to the obligations each Party hereunder, including by executing and delivering such additional documents as may be reasonably necessary or desirable to effectuate this Agreement.

Section 6.4        Amendment and Modification; Waiver. This Agreement shall not be amended, modified or supplemented, except by an instrument in writing signed on behalf of each Party. Any agreement on the part of a Party to any waiver of any obligation of the other Party shall be valid only if set forth in an instrument in writing signed on behalf of such waiving Party. The failure of any Party to assert any of his, her or its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise by any Party of any of his, her or its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

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Section 6.5        Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given and received on the day it is delivered, provided that it is delivered on a Business Day prior to 5:00 p.m. in the place of delivery or receipt. However, if notice is delivered after 5:00 p.m. or if such day is not a Business Day then the notice shall be deemed to have been given and received on the next Business Day. Notice shall be sufficiently given if delivered (either in Person, by courier service or other personal method of delivery), or if transmitted by email to the Parties at the following addresses (or at such other addresses as may be specified by any Party by notice to the other given in accordance with these provisions):

(a)        if to Adam, to:

Adam
Attention:
Telephone No.:
Email:

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP
1271 Avenue of the Americas
New York, NY 10020
Attention: Charles K. Ruck; Andrew Elken; Samuel Newhouse; Edward Barnett; Andrew Clark
Email: [REDACTED]

and (which shall not constitute notice) to:

Torys LLP
79 Wellington St W, Unit 3300
Toronto, ON M5K 1N2
Attention: Michael Amm
Telephone No.: [REDACTED]
Email: [REDACTED]

(b)        if to Shareholder, as set forth on Schedule II.

Section 6.6        Counterparts; Execution. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed electronic copy of this Agreement, and such executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

Section 6.7        Entire Agreement, Binding Effect and Assignment. This Agreement (including the attached Schedules and, to the extent referred to in this Agreement, the Arrangement

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Agreement and the other transaction documents referred or attached to the foregoing agreements) constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter of this Agreement and, except as this Agreement expressly provides, this Agreement is not intended to and shall not confer upon any Person other than the Parties any rights or remedies hereunder. This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any Party without the prior written consent of the other Parties.

Section 6.8        Third-Party Beneficiaries. The Parties intend that this Agreement shall not benefit or create any right or cause of action in favour of any Person, other than the Parties, and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

Section 6.9        Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other conditions and provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement to effect the Parties’ original intent as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.

Section 6.10        Assignment. Except to the extent permitted under this Agreement, neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by any Party (whether by operation of Law or otherwise) without the prior written consent of the other Parties, and any such assignment without such consent shall be null and void.

Section 6.11        Headings; Interpretation.

(a)        The Parties have participated collectively in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted collectively by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.

(b)        Sections [1.2 [Interpretation Not Affected by Headings], 1.3 [Number and Gender], 1.4 [Date for Any Action and Computation of Time], 1.5 [Currency] and 1.9 [Other Definitional and Interpretive Provisions]] of the Arrangement Agreement are incorporated by reference into and shall apply to this Agreement, as though such provisions were originally set forth in, and altered to the extent needed to apply to, this Agreement.

Section 6.12        Governing Law; Jurisdiction. This Agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of Ontario and the Laws of Canada applicable therein. Each of the Parties irrevocably (i) attorns to the exclusive jurisdiction

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of the courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement, (ii) agrees that any action, dispute, litigation or other legal proceeding between or among any Parties arising from or relating to this Agreement shall be governed by this Section 6.12 and brought before the Commercial List of the Superior Court of Justice (Ontario), and (iii) waives any defences to the maintenance of any such action, dispute, litigation or other proceeding in the courts of the Province of Ontario.

Section 6.13        Injunctive Relief. The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law if any of this Agreement’s provisions were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Parties agree that, if there is any breach or threatened breach of this Agreement by a Party, the non-breaching Party shall be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance, and the Parties shall not object to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at Law. Such remedies shall not be the exclusive remedies for any breach of this Agreement but shall be in addition to all other remedies available at Law or equity to each Party.

Section 6.14        WAIVER OF JURY TRIAL. EACH OF THE PARTIES IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) BETWEEN ANY OF THEM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

Section 6.15        Capacity as a Shareholder. Shareholder make his, her or its agreements and understandings in this Agreement solely in Shareholder’s capacity as a beneficial owner and, to the extent applicable, record holder of Covered Shares and, notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall limit or affect any actions taken by Shareholder or a Representative of Shareholder solely in his or her capacity as a director or officer of Thor.

Section 6.16        Expenses. All expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the Party incurring such expenses, whether or not the Transactions or the transactions contemplated by the Arrangement Agreement are consummated.

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IN WITNESS WHEREOF, Adam and Shareholder have duly executed this Agreement, all as of the date first written above.

Signed for and on behalf of ANGLO AMERICAN PLC
(signed) “John Heasley”
Signature

By a director	John Heasley
Name of signatory (print)

[Signature Page to Voting and Support Agreement]

IN WITNESS WHEREOF, Adam and Shareholder have duly executed this Agreement, all as of the date first written above.

NORMAN B. KEEVIL

By:	(signed) “Norman B. Keevil”
Name: Norman B. Keevil

[Signature Page to Voting and Support Agreement]

SCHEDULE I
EXISTING SHARES

Name	Existing Shares

Norman B. Keevil	288,880 Thor Class A Shares

SCHEDULE II
SHAREHOLDER NOTICES

1.	Notice, pursuant to Section 6.5: Borden Ladner Gervais LLP Waterfront Centre 200 Burrard Street Suite 1200 Vancouver, BC, V7X 1T2 Attention: Peter Glowacki Telephone No.: [REDACTED] Email: [REDACTED]